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Kieran Singh

CEO of Nexus Build Inc.
Austin, Texas, United States

Experience

Nexus Build Inc.
Founder & CEO
January 2022 - Present (11 months)
Austin, TX

We build the most innovative homes possible with large scale robotics, advanced material science, machine learning and novel construction systems.

Cool Water MUD
Member Board Of Directors
March 2022 - Present (9 months)
Jarrell, Texas, United States

CrowdStrike
Corporate Account Executive
December 2020 - October 2022 (1 year 11 months)
Austin, Texas, United States

RetailMeNot
FP&A Analyst
July 2018 - December 2020 (2 years 6 months)
Austin, Texas

FP&A, Corporate Strategy
I created financial models for strategic initiatives, engaged in cross functional planning, designed & implemented process optimizations and helped guide executive decision making around risk, revenue expectations & resource allocation. Additionally, I helped define and implement strategies across the sales organization.

- Regularly solved complex business problems & produced in-depth analysis to inform corporate strategy, identify monetization opportunities, & manage risk for executive team
- Led and designed process for allocating over $400M in sales quota while reducing operation time by 25%

- Collaborated cross-functionally to create dynamic financial models, learning loops, & robust reporting tools for strategic product initiatives & top level corporate planning
- Developed new forecasting methodologies that improved the accuracy of company & client level projections by over 40% while reducing the time needed to create projections
- Worked closely with sales leaders and executives to develop annual sales strategy, identify risks and opportunities and create meaningful KPIs
- Optimized deals desk processes and client level projections
- Responsible for analyzing and adapting sales compensation plans to align with sales strategy & corporate objectives

Texas Guadaloop
Mechanical Engineer
May 2016 - November 2017 (1 year 7 months)
Austin, TX

- Competed against universities across the world to design and build a prototype Hyperloop (alternative transportation) vehicle and won SpaceX Innovation Award for our creation of innovative technology
- Collaborated with mechanical engineering team to build pneumatic (levitation), braking and stability systems while ensuring compatibility across all vehicle elements
- Exercised out-of-the-box thinking and resourcefulness to optimize vehicle design utilizing groundbreaking technology amid unexpected challenges & budgetary constraints

LawnStarter Lawn Care
Business Development Intern
May 2017 - October 2017 (6 months)
Austin, Texas, United States

- Learned sales fundamentals by making cold calls & developing leads in high-growth startup environment
- Honed tactful communication skills by resolving client complaints, up-selling, & managing relationships

Bill Rogers Youth Foundation
Hospitality Director
March 2015 - July 2015 (5 months)
Austin, TX

Education

The University of Texas at Austin
Bachelor of Arts (B.A.), Economics · (August 2014 - 2017)

The University of Texas at Austin
Data Analytics · (2017 - 2018)